UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
File No. 70-9083

REPORT PERIOD
October 1, 1998 to December 31, 1998

In the Matter of

CENTRAL AND SOUTH WEST CORPORATION, ET AL


         Central and South West Corporation ("CSW") hereby certifies on behalf of itself and its wholly owned nonutility subsidiaries, CSW Energy, Inc. ("Energy") and EnerShop, Inc. ("EnerShop"), that during the period from October 1, 1998 through December 31, 1998 (the "Reporting Period"):

Guarantees:

    Obligor                           Amount               On behalf of

      CSW                     $     5,000,000                EnerShop
      CSW                             504,000                EnerShop
      CSW                             250,000        Energy Services, Inc. (ESI)
      CSW                             500,000                   ESI
    Energy                          2,000,000 (A)         Eastman Chemical Co.
                                   ---------------
 Total Guarantees             $     8,254,000
                                   ===============

Letters of Credit

     Obligor                          Amount                On behalf of

   CSW/Enershop               $     4,400,000             State of Louisiana
     CSW/ESI                        1,000,000            5 Security Deposits
     CSW/ESI                          250,000              Pennsylvania PUC
                                   ---------------
 Total Letters of Credit      $     5,650,000
                                   ===============


Authorization in Order 70-9083  $ 250,000,000
Total Guarantees and Letters
of Credit                       $ (13,904,000)
                                 --------------
Unused Authorization            $ 236,096,000
                                 ==============



         Amounts shown are aggregate outstanding amounts as of 12/31/98. Guarantees or Letters of Credit which are new or have been amended during the Reporting Period are noted with an (A).

         Said transactions have been carried out in accordance with the terms and conditions of, and for the purpose represented in, the Form U-1 Application-Declaration of CSW, et al, in File No. 70-9083, and in accordance with the terms and conditions of the SEC's order dated October 21, 1997, permitting said Application-Declaration to become effective.


         Dated:   February 26, 1999


                                        CENTRAL AND SOUTH WEST CORPORATION
                                        CSW ENERGY, INC.
                                        ENERSHOP, INC.

                                        BY:  CENTRAL AND SOUTH WEST CORPORATION


                                        BY:    /s/ Lawrence B. Connors
                                               Lawrence B. Connors
                                               Controller